Exhibit 16

April 29, 2008

Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Ladies and Gentlemen:

We have reviewed the disclosures made by Public Media Works, Inc. (the “Company”) in its Current Report on Form 8-K which is to be filed on or about April 29, 2008 with the Securities and Exchange Commission (“SEC”).

Pursuant to Item 304(a)(3) of Regulation S-B, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the Form 8-K regarding our resignation as the independent registered public accounting firm of the Company and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company with respect to us in Item 4.01 of the Form 8-K regarding our replacement as the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Burnham and Schumm P.C.
Burnham and Schumm P.C.